T3\11

03001872

BP 3/13

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
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SEC FILE NUMBER
8-40330

ANNUAL ~~AUDITED REPORT~~
~~FORM X-17A-5~~
PART III

FACING PAGE

SEC MAIL PROCESSING RECEIVED FEB 27 2003 WASH. D.C. SECTION

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
MC FINANCIAL SERVICES LTD.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

520 MADISON AVENUE
(No. and Street)

NEW YORK	NEW YORK	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

SHUNICHI MAEDA — (212) 644-1840
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

Two World Financial Center	New York	New York	10281-1438
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 13 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

MAR 12 2003

AFFIRMATION

I, Shunichi Maeda, affirm that to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to MC Financial Services Ltd. for the year ended December 31, 2002, are true and correct. I further affirm that neither the Company nor any director or principal officer has any proprietary interest in any account classified solely as that of a customer.

2/18/03

Shunichi Maeda
President

Date

Subscribed and sworn to before me
this 18th day of February, 2003

Notary Public

TAKEHIRO FUJIMURA
Notary Public, State of New York
No. 02FU6070122
Qualified in Westchester County
Certificate Filed in New York County
Commission Expires Feb. 19, 2006

MC FINANCIAL SERVICES LTD.

TABLE OF CONTENTS

Deloitte & Touche LLP
Two World Financial Center
New York, New York 10281-1414

Tel: (212) 436-2000
Fax: (212) 436-5000
www.deloitte.com

Deloitte & Touche

INDEPENDENT AUDITORS' REPORT

MC Financial Services Ltd.

We have audited the accompanying statement of financial condition of MC Financial Services Ltd. (the "Company") as of December 31, 2002 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of MC Financial Services Ltd. at December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 18, 2003

MC FINANCIAL SERVICES LTD.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

ASSETS

CASH AND CASH EQUIVALENTS (INCLUDING TIME DEPOSITS OF $10,247,254)	$ 10,410,168
RECEIVABLES FROM AFFILIATES	243,767
ACCOUNTS RECEIVABLE	45,271
PROPERTY, EQUIPMENT AND LEASEHOLD IMPROVEMENTS - Net	54,123
LOANS RECEIVABLE FROM EMPLOYEES	33,476
OTHER ASSETS	186,934
TOTAL ASSETS	$ 10,973,739

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES:	
Accounts payable and accrued expenses	$ 622,593
Payable to affiliates	57,663
Total liabilities	680,256
STOCKHOLDERS' EQUITY:	
Common stock, par value $10,000 per share (500 shares authorized; 306 shares issued and outstanding)	3,060,000
Additional paid-in capital	1,237,152
Retained earnings	5,996,331
Total stockholders' equity	10,293,483
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 10,973,739

See notes to statement of financial condition.

MC FINANCIAL SERVICES LTD.

NOTES TO STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

1. ORGANIZATION AND NATURE OF BUSINESS

MC Financial Services Ltd. (the "Company") is owned 51% by Mitsubishi International Corporation ("MIC") and 49% by Mitsubishi Corporation ("MC"). The Company is registered with the Securities and Exchange Commission as a broker-dealer and is a member of the National Association of Securities Dealers, Inc. The Company is organized to provide investment banking, merger and acquisition advice to affiliated companies and clients.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation - The statement of financial condition is presented in accordance with accounting principles generally accepted in the United States of America and prevailing industry practices, which require management to make estimates that affect the reported amounts and disclosures. Actual results could differ from those estimates.

Property, Equipment and Leasehold Improvements - Property, equipment and leasehold improvements are carried at historical cost, net of accumulated depreciation and amortization. Depreciation and amortization are computed using the straight-line method. Property and equipment are depreciated over the estimated useful lives of the assets, and leasehold improvements are amortized over the lesser of the estimated economic useful life of the asset or the term of the lease.

Income Taxes - The Company accounts for income taxes in accordance with the provisions of Statement of Financial Accounting Standard No. 109, *Accounting for Income Taxes* ("SFAS 109"). At December 31, 2002, the Company had income taxes payable of $163,472 which is included in accounts payable and accrued expenses on the statement of financial condition.

Cash and Cash Equivalents - The Company has included in cash and cash equivalents highly liquid time deposits with original maturities of 90 days or less. These balances are deposited with one bank and one of the time deposits in the amount of $7,910,000 is deposited off-shore.

Fair Value of Financial Instruments - Substantially all financial instruments on the Company's statement of financial condition are carried at fair value or amounts which approximate fair value.

3. RELATED PARTY TRANSACTIONS

The Company provides management and consulting services for MIC, MC and other affiliates.

At December 31, 2002, receivables (relating to billings for management and consulting fees) from and payables (relating to reimbursement for expenses) to affiliates were $243,767 and $57,663, respectively. These balances customarily have been settled currently.

4. PROPERTY, EQUIPMENT AND LEASEHOLD IMPROVEMENTS

Property, equipment and leasehold improvements at December 31, 2002 follows:

Leasehold improvements	$ 198,395
Machinery, equipment and software	99,679
Furniture and fixtures	1,337
	299,411
Less accumulated depreciation and amortization	245,288
Property, equipment and leasehold improvements - net	$ 54,123

5. COMMITMENTS AND CONTINGENCIES

Leases - The Company is obligated under a noncancellable lease agreement through July 2004 with MIC for its office space. The lease agreement includes escalation clauses based on the operating costs of the building. The Company's branch office in California also entered into an annual lease beginning December 2001. At December 31, 2002, the future minimum commitments under both lease agreements are as follows:

Year Ending December 31,	
2003	$217,910
2004	72,637
	$290,547

6. NET CAPITAL REQUIREMENTS

The Company is subject to the Uniform Net Capital Requirements of Rule 15c3-1 under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2002, the Company's ratio of aggregate indebtedness to net capital was .37 to 1, and its net capital of $1,816,087 was $1,716,087 in excess of the minimum required.

* * * * * *

Deloitte & Touche LLP
Two World Financial Center
New York, New York 10281-1414

Tel: (212) 436-2000
Fax: (212) 436-5000
www.deloitte.com

Deloitte & Touche

February 18, 2003

MC Financial Services Ltd.
520 Madison Avenue
New York, New York 10022

Ladies and Gentlemen:

In planning and performing our audit of the financial statements of MC Financial Services Ltd. (the "Company") for the year ended December 31, 2002 (on which we issued our report dated February 18, 2003), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures followed by the Company (including tests of compliance with such practices and procedures) that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projection of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following condition involving the Company's internal control:

> The size of the business and resultant limited number of employees imposes practical limitations on the effectiveness of those control policies and procedures that depend on the segregation of duties. Because this condition is inherent in the size of the Company, the specific weaknesses are not described herein and no corrective action has been taken or proposed by the Company.

The foregoing condition was considered in determining the nature, timing, and extent of audit procedures to be performed in our audit of the financial statements of the Company for the year ended December 31, 2002, and this report does not affect our report thereon dated February 18, 2003.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that except for the effects, if any, of the condition indicated in the preceding paragraph, the Company's practices and procedures were adequate at December 31, 2002 to meet the Commission's objectives.

This report is intended solely for the information and use of the board of directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte + Touche LLP